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03029512

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yeebo Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 27 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3869 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 8/26/03

Yeebo (INTERNATIONAL HOLDINGS) LIMITED



(Incorporated in Bermuda with limited liability)

annual report 2002/2003

Contents

Corporate Information

Board of Directors

Mr. FANG Hung, Kenneth, JP
Mr. LI Kwok Wai, Frankie
Mr. LAM Kam Cheung, Kelvin
Mr. TIEN Pei Chun, James, GBS, JP*
Mr. CHU Chi Wai, Allan*

* *non-executive*

Company Secretary

Mr. Lam Kam Cheung, Kelvin

Auditors

Deloitte Touche Tohmatsu

Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business

7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

Principal Registrar Member and Transfer Office

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

Branch Registrar of Members and Transfer Office

Secretaries Limited
G/F., BEA Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Principal Bankers

Citibank, N.A.
47th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

Executive Directors

FANG Hung, Kenneth, JP, aged 64, is the Chairman of the Group. He holds a master degree in chemical engineering from the Massachusetts Institute of Technology. Mr. Fang is the Chairman of Fang Brothers Knitting Limited and a director of a number of private and listed companies in Hong Kong. Mr. Fang joined the Company as a Director in August 1995.

LI Kwok Wai, Frankie, aged 45, is the Chief Executive Officer of the Group and an Executive Director. He graduated from the Hong Kong University majoring in Business Management and has substantial experience in banking and corporate finance. Mr. Li is also a director of Zeppelin Capital Limited, a firm engaging in management consultancy and direct investment. Mr. Li joined the Group in November 1995.

LAM Kam Cheung, Kelvin, aged 35, is an Executive Director and Company Secretary of the Group. He graduated from the Chinese University of Hong Kong majoring in Accounting. He is a member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants and has over 13 years' experience in accounting and auditing. Mr. Lam joined the Group in October 1995.

Non-Executive Directors

The Hon. TIEN Pei Chun, James, GBS, JP, aged 56, holds a master degree in chemical engineering from San Jose State University. Mr. Tien is the Chairman of Manhattan Holdings Limited, Managing Director of Manhattan Garments Holdings Limited and a director of a number of private companies. Mr. Tien is a Legislative Councillor representing the Hong Kong General Chamber of Commerce. He is also Chairman of Liberal Party and Member of The Chinese People's Political Consultative Conference. Mr. Tien joined the Company as a non-executive Director in June 1997.

CHU Chi Wai, Allan, aged 51, has over 30 years' experience in the electronics industry. Mr. Chu joined the Company as a non-executive Director in August 1998.

Senior Management

Rue Steel MARSHALL Jr., aged 59, is the Executive Vice President responsible for the Liquid Crystal Display ("LCD") manufacturing operations and the development and implementation of new production set up. He attended the Arizona State University in the USA studying mechanical engineering and business administration. He has substantial experience in the LCD industry.

WAN Wai Tak, aged 51, is the Executive Vice President of Yeebo LCD Limited. He has over 26 years' experience in manufacturing LCD products. Mr. Wan has a bachelor's degree in electrical engineering from National Cheng Kung University in Taiwan and a master's degree in physics from Brunel University in the United Kingdom. He is a chartered physicist with membership in the Institute of Physics in the United Kingdom. Mr. Wan joined the Group in 1988.

Benny LEUNG, aged 40, is the Executive Vice President of Yeebo LCD Limited. He graduated from the Chinese University of Hong Kong majoring in Accounting. He also holds a MBA degree from Monash University, Australia. He is now an associate member of the Australian Society of CPAs. He has extensive experience in operational and financial management.

LIN Hsu Hung, aged 41, is the Executive Vice President responsible for factory management and marketing. He has over 17 years LCD manufacturing experience in Taiwan. Mr. Lin joined the Group in 2002.

HAN Yu Zhong, aged 46, is the Vice President in charge of the LCD products manufacturing operations in Dongguan. He has over 23 years' experience in the electronics industry. Mr. Han joined the Group in 1990.

MA Ki Chu, Angela, aged 39, is the Senior Manager responsible for the administration and general management. Ms. Ma joined the Group in 1997.

Frank LEE, aged 39, is the Senior Manager of the Group's Jiangmen operation in charge of the manufacturing of ITO transparently electric conductive glass. He graduated from Hua Zhong University of Science and Technology majoring in electromechanical engineering and has had over 12 years experience in vacuum film plating. He joined the Group in 1997.

JIA Xiu Juan, aged 40, is the Senior Manager of the Group in charge of the administration of the Dongguan operation. She has much experience in corporate finance and executive management and is a qualified accountant in the PRC. She graduated from Guang Dong Academy of Society of Social Sciences, studying the postgraduate courses and majoring in economic management. Ms. Jia joined the Group in 1999.

LEE Kuang Ming, Vito aged 35, is the Senior Manager of the Group's Jiangmen operation in charge of logistic support and information technology. He has over 11 years' experience in electronics industry. He joined the Group in 2002.

Richard HUI, aged 51, he holds a bachelor degree in Accountancy and has 18 years experience in LCD industry. He held senior positions in several aspects of a former leading LCD company in areas of finance, factory administration and operations. He has also a good exposure in the Europe and USA markets for the sales and distribution of LCD and LCM products.



I would like to present the annual report of Yeebo (International Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31st March, 2003.

Mandatory Unconditional Cash Offer

As announced on 27th June, 2002, Antrix Investment Limited ("Antrix"), a private limited company controlled by Mr. Frankie Li and myself, entered into a share purchase agreement with Cando Corporation ("Cando") to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million on 25th June, 2002. A mandatory unconditional cash offer to other shareholders was made on 17th July, 2002. Antrix acquired 219,600 shares in the Company from shareholders accepting the offer. As a consequence, the shareholding of Antrix, together with the personal shareholdings of Mr. Frankie Li and myself, in the Company increased to 70.35% immediately after the offer.

With effect from 7th August, 2002, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling, Ph.D.) resigned from the Board.

Review of Operations and Prospect

The Group recorded a turnover of HK$273 million for the year ended 31st March 2003. Excluding approximately HK$5 million rental income generated from the investment properties, turnover for the Group maintained at HK$268 million. Gross profit from sales of LCD and other products decreased from HK$37 million to HK$22 million. Loss for the year amounted to HK$22 million (2002: profit of HK$6 million) out of which HK$17 million was unrealised loss in investments in trading securities.

The TN LCD market continued to shrink with increasing number of suppliers cutting their price to maintain their market share. This affirms that the Group made the right decision to divert its resources for the production of STN LCD and LCD modules.

The development of the STN and LCD modules business of the Group is still at preliminary stage and it requires more effort and time to build up to a meaningful business. The Group will continue to upgrade its manufacturing capability for STN and LCD modules. Expenditure incurred for this purpose is expected to be reduced when our production facilities are upgraded to a satisfactory level in the coming year.

Facing fierce competition and decreasing selling price of the LCD products, we will continue to increase our marketing effort and to control our costs.

On the marketing side, our customer service team was enhanced so as to provide better customer service and to diversify the customer base. This resulted in more frequent visits to existing customers and more participation in trade shows and exhibitions targetting new customers. Agents were also appointed to explore overseas market in Europe, the United States, Japan, South Korea and Taiwan.

On the cost control side, among other measures, our new ITO coating line, became fully operational during the year and has enabled all ITO coated glass for our products, one of our major production materials, to be produced internally. To further reduce our operating cost and to improve the production yield, more automated production equipment, particularly for the manufacturing of high end TN and STN products, has been acquired. We expect that this equipment would be fully functional in the last quarter of 2003.

Investment Alternatives

As at 31st March, 2002, the Group had available cash of HK$176 million. The surplus funds had been deposited with banks on short term basis before the Group identified other investment alternatives with better return.

During the year, the Group invested approximated HK$83 million in securities of Hong Kong blue-chips companies. Despite an unexpected downturn of the market resulting in an accounting loss in such investments at the end of the financial year, we believe that such investments would generate a satisfactory return in the foreseeable future. As a matter of fact, the market value of the relevant investments has increased by HK$12 million since the year end to date.

The Group also completed on 30th November, 2002 the acquisition of a commercial property ("the Property") at a total purchase price of HK$191.2 million. The transaction was structured in such a way that the Property was leased back to the vendor at a monthly rent of HK$1.2 million for a term of 3 years. A mortgage loan of HK$128.8 million from a bank was arranged to partly finance the transaction and the balance was funded by internal resources. The rent from the Property is more than adequate to cover the mortgage payments. The Property also provides a stable source of income. Net income after interest charge generated from the Property (excluding the revaluation increase) amounted to HK$3.8 million.

Liquidity and Capital Resources

During the year, the Group invested HK$83 million in listed securities and acquired investment properties and other fixed assets such as property, plant and equipment of HK$191 million and HK$53 million respectively. As a result, its bank balances and cash, including time deposits, decreased from HK$176 million to HK$16 million. The Group's current ratio and quick ratio were 2.2 times (2002: 6.3 times) and 1.5 times (2002: 4.9 times) respectively. A sound liquidity position was still maintained.

As at 31st March, 2003, the Group had total assets of HK$553 million which were financed by liabilities of HK$213 million, and shareholders' equity of HK$340 million.

The Group had banking facilities amounted to HK$211 million (2002: HK$43 million) of which HK$159 million (2002: HK$4 million) were utilized; HK$124 million were for financing the acquisition of the Property and balance of HK$35 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to networth, stood at 46.7% at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

Major Customers and Suppliers

The percentage of the Group's purchases and turnover attributable to major suppliers and customers were as follows:

	2003	2002
Percentage of purchases from the Group's largest supplier	**13%**	12%
Percentage of purchases from the Group's five largest suppliers	**53%**	48%
Percentage of turnover to the Group's largest customer	**8%**	15%
Percentage of turnover to the Group's five largest customers	**28%**	36%

As a result of our customer diversification, the percentage of turnover to the Group's five largest customers are decreasing.

As at 31st March, 2003 none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers.

Employment and Remuneration Policy

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

Acknowledgement

On behalf of the Board, I would like to thank all staff members for their hard work and dedication to the Group during this difficult period of time, and the Shareholders for your continuous support.



Fang Hung, Kenneth
Chairman
17th July, 2003

The directors present their annual report and the audited financial statements for the year ended 31st March, 2003.

Principal Activities

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 15 to the financial statements.

Results

The results of the Group for the year ended 31st March, 2003 are set out in the consolidated income statement on page 14.

Property, Plant and Equipment

During the year, the Group acquired furniture and fixtures, office equipment and plant and machinery at a cost of approximately HK$4.1 million, HK$3.4 million and HK$28.7 million, respectively. In addition, the Group acquired machinery at a cost of approximately HK$16.4 million, which was still under installation at the balance sheet date.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

Investment Properties

During the year, the Group acquired a landed property (the "Property") in Hong Kong at a cost of approximately HK$191.2 million. The Property was leased back to the vendor at a monthly rental of HK$1.2 million for a term of three years. The investment properties held by the Group were revalued at the year end date. The revaluation increase of HK$0.5 million has been credited to the income statement for the current year.

Details of movements in the investment properties of the Group during the year are set out in note 14 to the financial statements.

Directors

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Fang Hung, Kenneth
Mr. Li Kwok Wai, Frankie
Mr. Lam Kam Cheung, Kelvin
Dr. Harry Ling *(resigned on 7th August, 2002)*
Mr. Wong Kam Wah *(alternate to Dr. Harry Ling, ceased to act on 7th August, 2002)*

Non-executive director:

Mr. Chen Chin Tung, Daniel *(resigned on 7th August, 2002)*

Independent non-executive directors:

Mr. Tien Pei Chun, James
Mr. Chu Chi Wai, Allan

In accordance with Clauses 86(2) and 87 of the Company's Bye-Laws, Mr. Tien Pei Chun, James, retires and, being eligible, offers himself for re-election.

None of the directors proposed for re-election offers at the forthcoming Annual General Meeting has a service contract which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation in accordance with the Company's Bye-Laws.

Directors' Interests in Shares

At 31st March, 2003, the interests of the Company's directors and their associates in the issued share capital of the Company within the meaning of the Hong Kong Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

	Number of ordinary shares held	
	Personal interests	Corporate interests
Mr. Fang Hung, Kenneth	20,130,000	697,692,368 *(Notes 1 & 2)*
Mr. Li Kwok Wai, Frankie	16,386,013	697,692,368 *(Notes 1 & 2)*

Directors' Interests in Shares *(continued)*

Notes:

1. These shares are held by Antrix Investment Limited ("Antrix"), a company controlled by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie.

2. On 25th June, 2002, Antrix entered into a share purchase agreement with Cando Corporation ("Cando") to acquire 350,000,000 shares in the Company from Cando at HK$0.25 per share for a total consideration of HK$87.5 million. After the completion of the share purchase agreement, the shareholding of Antrix and its shareholders in the Company increased by 350,000,000 shares and the shareholding of Cando and its shareholders in the Company decreased by 350,000,000 shares.

   On 17th July, 2002, a mandatory unconditional cash offer to other shareholders was made. Antrix acquired 219,600 shares from the shareholders accepting the offer.

Save as disclosed above and other than certain nominee shares in subsidiaries held by certain directors in trust for the Group at 31st March, 2003, none of the Company's directors or their associates had any interests in the shares of the Company or any of its subsidiaries or associated corporations as defined in the SDI Ordinance, and none of the directors or their spouses or children under the age of 18, had any right to subscribe for the shares in the Company, or had exercised any such right during the year.

Share Options

Particulars of the Company's share option scheme are set out in note 28 to the financial statements.

Directors' Interests in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Arrangements to Purchase Shares or Debentures

Other than the share option scheme set out in note 28 to the financial statements, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

Other than the interests disclosed above in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no person as having an interest of 10 per cent or more in the Company's issued share capital as at 31st March, 2003.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

Corporate Governance

The Company has complied throughout the year ended 31st March, 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Auditors

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board



LI KWOK WAI, FRANKIE
CHIEF EXECUTIVE OFFICER
Hong Kong
17th July, 2003

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To the Members of Yeebo (International Holdings) Limited
億都(國際控股)有限公司
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 14 to 46 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 17th July, 2003

Consolidated Income Statement

For the year ended 31st March, 2003

	Notes	2003 HK$'000	2002 HK$'000
Turnover	4 & 5	**273,181**	267,055
Cost of sales		**(245,913)**	(230,013)
Gross profit		**27,268**	37,042
Other operating income		**7,293**	11,185
Revaluation increase (decrease) on investment properties	14	**520**	(1,128)
Impairment loss on discontinuance of a business	8	**–**	(2,793)
Selling and distribution expenses		**(9,381)**	(8,547)
Administrative expenses		**(28,414)**	(29,213)
Unrealised loss in investments in trading securities		**(17,334)**	–
Impairment loss in respect of club debentures		**(500)**	–
(Loss) profit from operations	6	**(20,548)**	6,546
Finance costs	7	**(1,393)**	(57)
Gain on disposal of a subsidiary	8	**70**	–
(Loss) profit before taxation		**(21,871)**	6,489
Taxation	11	**(605)**	(7)
(Loss) profit for the year		**(22,476)**	6,482
(Loss) earning per share	12		
Basic		**(2.15 cents)**	0.63 cent
Diluted		**N/A**	0.63 cent

Consolidated Balance Sheet

As at 31st March, 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	13	128,389	93,310
Investment properties	14	193,000	1,250
Club debentures	17	1,459	1,959
Deposits for acquisition of plant and equipment		3,328	–
		326,176	96,519
Current assets			
Inventories	18	72,311	73,519
Trade and other receivables	19	71,216	66,152
Bills receivable		1,716	903
Investments in trading securities	20	65,582	–
Time deposits		–	164,731
Bank balances and cash		15,959	10,933
		226,784	316,238
Current liabilities			
Trade and other payables	21	52,777	43,779
Bills payable		987	1,711
Taxation payable		–	251
Bank borrowings – due within one year	22	46,151	4,250
		99,915	49,991
Net current assets		126,869	266,247
Total assets less current liabilities		453,045	362,766
Non-current liabilities			
Bank borrowings – due after one year	22	112,755	–
		340,290	362,766
Capital and reserves			
Share capital	23	208,713	208,713
Reserves		131,577	154,053
		340,290	362,766

The financial statements on pages 14 to 46 were approved and authorised for issue by the Board of Directors on 17th July, 2003 and are signed on its behalf by:





Li Kwok Wai, Frankie
DIRECTOR

Lam Kam Cheung, Kelvin
DIRECTOR

Balance Sheet

As at 31st March, 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Investments in subsidiaries	15	**83,384**	83,384
Amounts due from subsidiaries	16	**230,638**	269,022
		314,022	352,406
Current assets			
Other receivables		**189**	188
Bank balances and cash		**88**	90
		277	278
Current liabilities			
Other payables		**753**	413
Amounts due to subsidiaries		**286**	286
		1,039	699
Net current liabilities		**(762)**	(421)
		313,260	351,985
Capital and reserves			
Share capital	23	**208,713**	208,713
Reserves		**104,547**	143,272
		313,260	351,985



Li Kwok Wai, Frankie
DIRECTOR



Lam Kam Cheung, Kelvin
DIRECTOR

The Group

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profit (deficit) HK$'000	Total HK$'000
At 1st April, 2001	203,676	147,303	2,125	1,347	(3,204)	351,247
Issue of ordinary shares	5,037	–	–	–	–	5,037
Profit for the year	–	–	–	–	6,482	6,482
At 31st March, 2002 and 1st April, 2002	208,713	147,303	2,125	1,347	3,278	362,766
Loss for the year	–	–	–	–	(22,476)	(22,476)
At 31st March, 2003	**208,713**	**147,303**	**2,125**	**1,347**	**(19,198)**	**340,290**

The Company

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Deficit HK$'000	Total HK$'000
At 1st April 2001	203,676	147,303	1,347	49,259	(51,882)	349,703
Issue of ordinary shares	5,037	–	–	–	–	5,037
Loss for the year	–	–	–	–	(2,755)	(2,755)
At 31st March, 2002 and 1st April, 2002	208,713	147,303	1,347	49,259	(54,637)	351,985
Loss for the year	–	–	–	–	(38,725)	(38,725)
At 31st March, 2003	**208,713**	**147,303**	**1,347**	**49,259**	**(93,362)**	**313,260**

The capital reserve balance of the Group represents the difference between the aggregate nominal value of the share capital of acquired subsidiaries and the aggregate nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993, and after the reclassification of the amounts related to the share premium arising from issue of shares of a subsidiary prior to the group reorganisation to capital reserve and after reserve movements at the time of the capital reduction in previous years.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of Yeebo (B.V.I.) Limited at the date on which it was acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31st March, 2003 and 2002, the Company had no reserves available for distribution to its shareholders.

Consolidated Cash Flow Statement

For the year ended 31st March, 2003

	Note	2003 HK$'000	2002 HK$'000 (Restated)
Operating activities			
(Loss) profit from operations		(20,548)	6,546
Adjustments for:			
Depreciation and amortisation		17,423	15,811
Unrealised loss in investments in trading securities		17,334	–
Impairment loss in club debentures		500	–
Loss on disposals of property, plant and equipment		96	285
Dividend income		(2,990)	–
Interest income		(1,335)	(4,490)
Revaluation (increase) decrease of investment properties		(520)	1,128
Impairment loss in discontinued business		–	2,118
Operating cash flows before movements in working capital		9,960	21,398
Decrease in inventories		1,208	20,520
Increase in trade and other receivables		(4,453)	(4,493)
Increase in bills receivable		(813)	(742)
Increase (decrease) in trade and other payables		9,068	(8,546)
Decrease in bills payable		(724)	(1,183)
Cash generated from operations		14,246	26,954
Hong Kong Profits Tax paid		(7)	(7)
Tax (paid) refunded in the PRC		(849)	58
Net cash from operating activities		13,390	27,005
Investing activities			
Decrease (increase) in bank deposits held for investment purposes		164,731	(7,525)
Dividend received		1,574	–
Interest received		1,335	5,048
Proceeds/deposit received on disposal of a subsidiary	8	805	345
Proceeds from disposals of property, plant and equipment		51	545
Purchase of investment properties		(191,230)	–
Purchase of investments in trading securities		(82,916)	–
Purchase of property, plant and equipment		(52,649)	(30,350)
Deposits paid for acquisition of plant and equipment		(3,328)	–
Net cash used in investing activities		(161,627)	(31,937)
Financing activities			
Increase (decrease) in bank loans		146,269	(2,183)
Increase in trust receipt loans		8,112	3,139
Interest paid		(1,393)	(70)
Proceeds from issue of ordinary shares		–	5,037
Net cash from financing activities		152,988	5,923
Net increase in cash and cash equivalents		4,751	991
Cash and cash equivalents at beginning of the year		10,933	9,942
Cash and cash equivalents at end of the year		15,684	10,933
Analysis of the balances of cash and cash equivalents:			
Cash and cash equivalents as previously reported			171,414
Effect of reclassification of trust receipt loans			4,250
Effect of reclassification of time deposits held for investment purposes			(164,731)
Cash and cash equivalents as restated			10,933
Being:			
Bank balances and cash		15,959	10,933
Bank overdrafts		(275)	–
		15,684	10,933

1. General

The Company was incorporated in Bermuda on 8th June, 1993 as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are the manufacture and sale of liquid crystal displays ("LCDs") and investment property holding. The Group discontinued the manufacture and sale of printed circuit boards ("PCB") in the year ended 31st March, 2002. Details of the principal activities of the Company's principal subsidiaries are set out in note 15.

2. Adoption of New and Revised Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and an inclusion of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Cash Flow Statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividend, which were previously presented under a separate heading, are classified as investing and financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude cash balances held for investment purposes and short-term loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

Employee Benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact other than additional disclosures in the notes to the financial statements.

2. Adoption of New and Revised Statements of Standard Accounting Practice *(continued)*

Discontinuing Operations

SSAP 33 "Discontinuing Operations" is concerned with the presentation of financial information regarding discontinuing operations and replaces the requirements previously included in SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Polices". Under SSAP 33, financial statement amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's PCB activities as a discontinuing operation in the prior year, details of which are disclosed at note 8.

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions, balances and cash flows are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

3. Significant Accounting Policies *(continued)*

Investments in securities *(continued)*

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in the net profit or loss for the period.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the costs of property, plant and equipment over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the estimated useful lives of 20 years
Furniture and fixtures	10–25%
Office equipment	15–25%
Plant and machinery	10–15%
Motor vehicles	10–20%

No provision for depreciation has been made on machinery under installation until such time as the relevant asset is completed and put into use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

3. Significant Accounting Policies *(continued)*

Investment properties (continued)

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Club debentures

Club debentures which are held for long-term purpose, are measured at cost, as reduced by any impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Rental income, including rentals invoiced in advance, from properties under operating lease is recognised on a straight-line basis over the relevant lease term.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. Significant Accounting Policies *(continued)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

On consolidation, the financial statements of the subsidiaries which are denominated in currencies other than Hong Kong dollars are translated using the temporal method as the operations of the subsidiaries outside Hong Kong are dependent on the economic circumstances of the Company's reporting currency. Exchange differences arising on consolidation are dealt with in the income statement.

Retirement benefit costs

Payments to defined contribution retirement benefit plans, state-managed retirement benefit schemes and the Mandatory Provident Fund Scheme are charged as expenses as they fall due.

4. Turnover

Turnover represents net amounts received and receivable for goods sold, less returns and allowances, and rental income received and receivable during the year.

5. Business and Geographical Segments

Business segments

For management purpose, the Group was organised into three operating divisions – LCDs, investment property holding and others. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

LCDs – manufacture and sales of LCDs
Investment property holding – investment properties held under operating leases *(Note)*
Others – manufacture and sales of products other than LCDs

Note: During the year ended 31st March, 2003, the Group acquired investment properties of approximately HK$191 million and investment property holding becomes a principal activity of the Group.

5. Business and Geographical Segments *(continued)*

Business segments *(continued)*

Segmental information about these businesses is presented below:

2003

	LCDs	Investment property holding	Others	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue				
External sales	251,735	–	16,515	268,250
Rental income	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
Result				
Segment result	(6,727)	5,386	337	(1,004)
Dividend income				2,990
Interest income				1,335
Unrealised loss in investments in trading securities				(17,334)
Impairment loss in respect of club debentures				(500)
Unallocated corporate expenses				(6,035)
Loss from operations				(20,548)
Finance costs	(388)	(1,005)	–	(1,393)
Gain on disposal of a subsidiary				70
Loss before taxation				(21,871)
Taxation				(605)
Loss for the year				(22,476)

5. Business and Geographical Segments *(continued)*

Business segments *(continued)*

Consolidated balance sheet

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000
Assets				
Segment assets	289,773	193,000	3,146	485,919
Unallocated corporate assets				67,041
Consolidated total assets				552,960
Liabilities				
Segment liabilities	51,616	1,976	172	53,764
Borrowings	34,637	124,269	–	158,906
Consolidated total liabilities				212,670
Other information				
Additions to investment properties	–	191,230	–	191,230
Additions to property, plant and equipment	52,649	–	–	52,649
Depreciation and amortisation	17,147	–	276	17,423

5. Business and Geographical Segments *(continued)*

Business segments *(continued)*

The Group discontinued the PCB business during the year ended 31st March, 2002.

2002

	Continuing operations			Discontinuing operations	
	LCDs	Investment property holding	Others	PCBs	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue					
External sales	250,183	–	16,872	–	267,055
Rental income	–	49	–	–	49
	250,183	49	16,872	–	267,104
Result					
Segment result	11,157	34	753	(2,793)	9,151
Interest income					4,490
Unallocated corporate expenses					(7,095)
Profit from operations					6,546
Finance cost					(57)
Profit before taxation					6,489
Taxation					(7)
Profit for the year					6,482

5. Business and Geographical Segments *(continued)*

Business segments *(continued)*

Consolidated balance sheet

	Continuing operations			Discontinuing operations	
	LCDs	Investment property holding	Others	PCBs	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets					
Segment assets and consolidated total assets	383,474	1,250	27,820	213	412,757
Liabilities					
Segment liabilities	42,256	–	3,154	80	45,490
Borrowings	3,981	–	–	269	4,250
Unallocated corporate liabilities					251
Consolidated total liabilities					49,991
Other information					
Additions to property, plant and equipment	25,677	–	1,732	–	27,409
Depreciation and amortisation	14,812	–	999	–	15,811
Impairment losses recognised	–	1,128	–	2,118	3,246

5. Business and Geographical Segments *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and other regions of the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of goods or services.

	Turnover by geographical market	
	2003	2002
	HK$'000	HK$'000
Hong Kong, the PRC	**230,455**	235,196
Other regions of the PRC	**26,545**	21,914
Other countries	**16,181**	9,945
	273,181	267,055

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amount of geographical assets		Additions to property, plant and equipment	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong, the PRC	**355,730**	250,860	**2,842**	5,814
Other regions of the PRC	**197,230**	161,897	**49,807**	21,595
	552,960	412,757	**52,649**	27,409

6. (Loss) Profit from Operations

	2003 HK$'000	2002 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Auditors' remuneration	497	480
Cost of inventories recognised as expenses	125,726	123,199
Depreciation and amortisation	17,423	15,811
Loss on disposals of property, plant and equipment	96	2,403
Staff costs, including directors' emoluments *(Note 9)*	76,917	64,567
and after crediting:		
Interest income	1,335	4,490
Dividend income	2,990	–
Gross rent from investment properties	4,931	49
Less: outgoings	(14)	(15)
	4,917	34

7. Finance Costs

	2003 HK$'000	2002 HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	388	57
Bank borrowings not wholly repayable within five years	1,005	–
	1,393	57

8. Gain on Disposal of a Subsidiary/Impairment Loss on Discontinuance of a Business

In January 2002, the Group entered into an agreement to dispose of a subsidiary engaged in the PCB business for a consideration of HK$1,150,000 and the plant and equipment of the subsidiary were the major assets being disposed of. Accordingly, the Group had written down the plant and equipment to the recoverable amount and the loss on discontinuance of the PCB business, including an impairment loss on the plant and equipment of HK$2,118,000, amounting to HK$2,793,000 was accounted for in the financial statements for the year ended 31st March, 2002. During the current year, the Group completed the disposal of the subsidiary resulting in a gain of approximately HK$70,000 which represented the net liabilities, consisting of trade and other payables, of the subsidiary at the date of disposal.

The subsidiary did not have any significant contributions to the results and cash flows of the Group for the year ended 31st March, 2003.

A deposit of HK$345,000 out of the consideration of HK$1,150,000 had been received in the year ended 31st March, 2002 and the remaining balance of HK$805,000 was received during the current year and disclosed in the consolidated cash flow statement for the current year.

9. Directors' Emoluments

	2003	2002
	HK$'000	HK$'000
Fees:		
Executive directors	**167**	500
Independent non-executive directors	**200**	200
Other non-executive director	**33**	100
Other emoluments:		
Salaries and other benefits	**3,438**	3,500
Retirement benefit scheme contributions	**172**	175
Total emoluments	**4,010**	4,475

The emoluments of the directors were within the following bands:

	Number of directors	
	2003	2002
Up to HK$1,000,000	**6**	6
HK$1,000,001 to HK$1,500,000	**1**	1
HK$1,500,001 to HK$2,000,000	**1**	1

10. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, two (2002: two) were directors of the Company whose emoluments are included in note 9 above. The emoluments of the remaining three (2002: three) individuals were as follows:

	2003	2002
	HK$'000	HK$'000
Salaries and other benefits	2,559	2,880
Retirement benefit scheme contributions	88	91
Total emoluments	2,647	2,971

Their emoluments were within the following bands:

	Number of employees	
	2003	2002
Up to HK$1,000,000	3	2
HK$1,000,001 to HK$1,500,000	–	1

11. Taxation

	2003	2002
	HK$'000	HK$'000
The tax charge comprises:		
Hong Kong Profits Tax	7	7
The PRC income tax	598	–
	605	7

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profit for both years.

The PRC income tax is calculated at the rate prevailing in the relevant jurisdiction.

Details of potential deferred taxation are set out in note 24.

12. (Loss) Earning Per Share

The calculation of the basic and diluted (loss) earning per share is based on the following data:

	2003	2002
	HK$'000	HK$'000
(Loss) earning for the purposes of basic and diluted (loss) earning per share	**(22,476)**	6,482

	Number of Shares	
	2003	2002
	'000	'000
Weighted average number of ordinary shares for the purposes of basic (loss) earning per share	**1,043,564**	1,030,384
Effect of dilutive share options		5,729
Weighted average number of ordinary shares for the purposes of diluted (loss) earning per share		1,036,113

No diluted loss per share has been presented for the year as there were no potential dilutive ordinary shares in issue.

13. Property, Plant and Equipment

	Leasehold land and buildings HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Machinery under installation HK$'000	Total HK$'000
THE GROUP							
COST							
At 1st April, 2002	13,784	18,859	4,128	144,046	4,848	41,102	226,767
Additions	–	4,076	3,369	28,719	109	16,376	52,649
Disposals	–	(2,050)	(1,061)	(2,417)	(155)	–	(5,683)
Disposal of a subsidiary	–	(156)	(6)	(11,659)	–	–	(11,821)
Transfers	–	1,642	–	36,707	–	(38,349)	–
At 31st March, 2003	13,784	22,371	6,430	195,396	4,802	19,129	261,912
DEPRECIATION AND AMORTISATION							
At 1st April, 2002	1,323	13,497	2,325	113,163	3,149	–	133,457
Provided for the year	716	1,739	768	13,683	517	–	17,423
Eliminated on disposals	–	(2,050)	(926)	(2,407)	(153)	–	(5,536)
Eliminated on disposal of a subsidiary	–	(156)	(6)	(11,659)	–	–	(11,821)
At 31st March, 2003	2,039	13,030	2,161	112,780	3,513	–	133,523
NET BOOK VALUES							
At 31st March, 2003	11,745	9,341	4,269	82,616	1,289	19,129	128,389
At 31st March, 2002	12,461	5,362	1,803	30,883	1,699	41,102	93,310

The net book value of the leasehold land and buildings shown above comprises:

	2003 HK$'000	2002 HK$'000
Land in Hong Kong held under medium-term leases	4,599	4,777
Land outside Hong Kong held under:		
Long lease	170	315
Medium-term lease	6,976	7,369
	11,745	12,461

14. Investment Properties

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
At beginning of the year	**1,250**	–
Additions	**191,230**	–
Transfer from property, plant and equipment	**–**	2,378
Revaluation increase (decrease)	**520**	(1,128)
At end of the year	**193,000**	1,250

The Group's investment properties are situated in Hong Kong and are held under long leases. They are rented to third parties under operating leases.

The investment properties were revalued at 31st March, 2003 by Dudley Surveyors Limited, a firm of independent valuers, on an open market value basis. The valuation increase of HK$520,000 has been credited (2002: a decrease of HK$1,128,000 has been charged) to the consolidated income statement.

At 31st March, 2003, certain of the Group's investment properties with a carrying value of HK$192,100,000 (2002: Nil) were pledged to a bank to secure banking facilities granted to the Group.

15. Investment in Subsidiaries

	THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**83,384**	83,384

The carrying amount of the unlisted shares is based on the book values of the underlying separable net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group.

15. Investment in Subsidiaries *(continued)*

Details of the Company's principal subsidiaries at 31st March, 2003 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid up share/registered capital	Percentage of nominal value of issued/ registered capital held by the Company	Principal activities
Dongguan Yeedu Semiconductor Co., Ltd. *(Note)*	The PRC	US$1,496,000 registered capital	85% *(Note)*	Manufacture of LCDs
Jiangmen Yeebo Semiconductor Co., Ltd. *(Note)*	The PRC	US$9,307,000 registered capital	80% *(Note)*	Manufacture of LCDs
LCD Industries Limited	British Virgin Islands/ The PRC	US$1	100%	Trading of LCDs
Yeebo (B.V.I.) Limited	British Virgin Islands	US$8,100	100%	Investment holding
Yeebo LCD Limited	Hong Kong	HK$10,000	100%	Development and trading of LCDs
Yeebo Technology Limited	Hong Kong	HK$10,000	100%	Property holding

Note: Dongguan Yeedu Semiconductor Co., Ltd. and Jiangmen Yeebo Semiconductor Co., Ltd. were established by the Group with two separate parties in the PRC as sino-foreign co-operative joint ventures. Under the respective subcontracting agreements, the Group is responsible for all of their assets and liabilities and is entitled to all of the net results of their operations. The Group therefore effectively has a 100% attributable economic interest in these subsidiaries.

The above table only includes those subsidiaries which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of all subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Except for Yeebo (B.V.I.) Limited which is a directly owned subsidiary, all of the remaining subsidiaries are indirectly owned by the Company.

None of the subsidiaries had any debt capital outstanding at the end of the year or at any time during the year.

16. Amounts Due from Subsidiaries

	THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Amounts due from subsidiaries	**611,928**	615,312
Less: Allowances	**(381,290)**	(346,290)
	230,638	269,022

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

In the opinion of the directors, the amounts due from subsidiaries will not be repayable in the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the balance sheet.

17. Club Debentures

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
At cost	**2,659**	2,659
Less: Impairment losses	**(1,200)**	(700)
Carrying amount	**1,459**	1,959

During the year, the directors conducted a review of the Group's club debentures and determined that the club debentures were impaired due to the prevailing economical recession. Accordingly, an impairment loss of HK$500,000 has been recognised in the financial statements for the year ended 31st March, 2003 with reference to the current market value.

18. Inventories

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Raw materials	**50,653**	50,777
Work in progress	**2,204**	1,621
Finished goods	**19,454**	21,121
	72,311	73,519

Included above are raw materials of approximately HK$19,137,000 (2002: HK$17,216,000) which are carried at net realisable value.

During the year, certain slow-moving inventories identified in the previous years were used or sold. Allowances made in prior years against the carrying value of the inventories of approximately HK$2,065,000 (2002: HK$2,000) were reversed.

19. Trade and Other Receivables

The Group allows a credit period of 30–90 days to its trade customers.

The following is an aged analysis of trade receivables at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Up to 30 days	**35,894**	33,553
31–60 days	**13,363**	15,563
61–90 days	**7,415**	6,157
91–120 days	**559**	880
Over 120 days	**4,378**	3,615
	61,609	59,768
Other receivables	**9,607**	6,384
	71,216	66,152

20. Investments in Trading Securities

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Equity securities listed in Hong Kong, at market value	**65,582**	–

The market value of the trading securities was approximately HK$77,851,000 as at 17th July, 2003, the date on which the financial statements were approved.

21. Trade and Other Payables

The following is an aged analysis of trade payables at the balance sheet date:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Up to 30 days	**9,640**	6,094
31–60 days	**7,851**	4,285
61–90 days	**2,139**	2,687
91–120 days	**1,085**	1,553
Over 120 days	**1,808**	1,874
	22,523	16,493
Other payables	**30,254**	27,286
	52,777	43,779

22. Bank Borrowings

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Bank loans	146,269	–
Trust receipt loans	12,362	4,250
Bank overdrafts	275	–
	158,906	4,250
Analysed as:		
Secured	124,269	–
Unsecured	34,637	4,250
	158,906	4,250
Repayable as follows:		
Within one year or on demand	46,151	4,250
More than one year, but not exceeding two years	11,796	–
More than two years, but not exceeding five years	37,153	–
More than five years	63,806	–
	158,906	4,250
Less: Amounts due within one year, included under current liabilities	(46,151)	(4,250)
Amounts due after one year	112,755	–

23. Share Capital

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the year	2,000,000	400,000
Issued and fully paid:		
At 1st April, 2001	1,018,379	203,676
Issue of ordinary shares *(Note)*	25,185	5,037
At 31st March, 2002 and 31st March, 2003	1,043,564	208,713

Note: The Company issued and allotted an aggregate of 25,184,880 ordinary shares of HK$0.20 each in the Company for an aggregate consideration of HK$5,037,000 as a result of the exercise of the Company's share options at an exercise price of HK$0.20 per share during the year ended 31st March, 2002. The shares issued ranked pari passu in all respects with the then existing shares of the Company.

24. Potential Deferred Taxation

At the balance sheet date, the major components of the potential deferred taxation assets (liabilities) are as follows:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Tax losses available to set off future profits	**9,439**	8,741	**1,980**	1,562
Excess of tax allowances over depreciation	**(595)**	(370)	**–**	–
	8,844	8,371	**1,980**	1,562

24. Potential Deferred Taxation *(continued)*

The net deferred taxation asset has not been recognised in the financial statements as it is not certain that the amount will be realised in the foreseeable future.

The amount of unprovided deferred taxation (credit) charge for the year is as follows:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences attributable to:				
Tax losses (arising) utilised	**(698)**	3,949	**(418)**	331
Excess of tax allowances over depreciation	**225**	33	**–**	–
Other timing differences	**–**	385	**–**	–
	(473)	4,367	**(418)**	331

Deferred taxation has not been provided on the revaluation surplus arising on the revaluation of investment properties as profits arising on the disposal of those assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purposes.

25. Capital Commitment

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	**2,396**	632

The Company had no capital commitments at the balance sheet date for both years.

26. Operating Lease Arrangements

The Group as lessee

Minimum lease payments paid under operating leases for rented premises during the year amounted to HK$2,791,000 (2002: HK$3,375,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	**2,028**	2,046
In the second to fifth year inclusive	**1,780**	2,793
	3,808	4,839

Operating lease payments represent rentals payable by the Group for certain of its factories and office properties. Leases are negotiated and rentals are fixed for an average term of four years.

The Company had no commitments under non-cancellable operating leases at the balance sheet date for both years.

The Group as lessor

Property rental income earned from renting out the investment properties during the year was HK$4,931,000 (2002: HK$49,000). The properties held have committed tenants for three years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Within one year	**14,446**	46
In the second to fifth year inclusive	**24,000**	–
	38,446	46

27. Contingent Liabilities

At 31st March, 2003, the Company issued a corporate guarantee of HK$211,263,000 which includes HK$152,800,000 and US$7,500,000, equivalent to HK$58,463,000 (2002: US$5,500,000, equivalent to HK$42,867,000) in favour of banks to secure general banking facilities granted to its subsidiaries. The total amount of the facilities utilised by the subsidiaries as at 31st March, 2003 amounted to approximately HK$159,618,000 (2002: HK$5,961,000).

The Group had no contingent liabilities as at 31st March, 2003.

28. Share Option Scheme

The Company's share option scheme (the "Scheme") was adopted pursuant to a resolution passed on 9th August, 1993 for the primary purpose of providing incentives to directors and eligible employees, and will expire on 8th August, 2003. Under the Scheme, the Board of Directors of the Company may grant options to eligible employees (the "Employees"), including executive directors of the Company or any of its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders.

The maximum number of shares in respect of the share options granted to any individual shall not exceed 25% of the shares available for subscription under the terms of the Scheme at any time during the year.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. An option may be exercised at any time before the date which is three years after the date of grant. The exercise price is determined by the directors of the Company, at a price equal to the higher of the nominal value of a share and 80% of the average closing prices of the shares on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of grant of the options.

No share option was granted or exercised during the year ended 31st March, 2003 and no share option was outstanding at 31st March, 2003.

28. Share Option Scheme *(continued)*

The following table discloses details of the Company's share options outstanding during the year ended 31st March, 2002:

				Number of share options		
	Date of grant	Exercise price HK$	Exercisable period	1st April, 2001	Exercised during the year	31st March, 2002
Directors						
Mr. Fang Hung, Kenneth	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	6,000,000	(6,000,000)	–
Mr. Li Kwok Wai, Frankie	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	6,000,000	(6,000,000)	–
				12,000,000	(12,000,000)	–
Employees	4th October, 1999	0.20	4th October, 1999 to 4th October, 2002	13,184,880	(13,184,880)	–
Total				25,184,880	(25,184,880)	–

The weighted average closing price of the Company's shares immediately before the date on which the options were exercised was HK$0.20 per share.

29. Retirement Benefit Plans

The Group operated a defined contribution retirement benefit scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where any employee left the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions was used to reduce future contributions payable by the Group.

With effect from 1st December, 2000, the Group has joined a Mandatory Provident Fund scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect of the MPF Scheme is to make the required contributions under the scheme.

29. Retirement Benefit Plans *(continued)*

The retirement benefit scheme contributions arising from the Defined Contribution Scheme and the MPF Scheme charged to the income statement represent contributions paid or payable to the funds by the Group at rates specified in the rules of the schemes.

The employees of the Group's subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The total cost charged to the income statement of HK$3,032,000 (2002: HK$2,058,000) after forfeited contributions utilised in the Defined Contribution Scheme of approximately HK$47,000 (2002: HK$216,000) represents contributions payable to these schemes by the Group in respect of the current accounting period.

30. Related Party Transactions

During the year ended 31st March, 2002, the Group purchased raw materials of HK$787,000 from Cando Corporation ("Cando"), a then substantial shareholder of the Company. The transactions were carried out at market price. The amount due to Cando of HK$394,000 was shown under trade payables at 31st March, 2002. The amount was unsecured, interest-free and was derived from trading activities.

Cando disposed of its entire interests in the Company during the year ended 31st March, 2003.

The Group had no significant related party transactions during the year ended 31st March, 2003.

Results

	Year ended 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover	265,327	321,226	272,401	267,055	**273,181**
(Loss) profit before taxation	(23,665)	4,635	5,812	6,489	**(21,871)**
Taxation charge	(9)	(139)	(8)	(7)	**(605)**
(Loss) profit before minority interests	(23,674)	4,496	5,804	6,482	**(22,476)**
Minority interests	1	–	–	–	**–**
(Loss) profit for the year	(23,673)	4,496	5,804	6,482	**(22,476)**

Assets and Liabilities

	At 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Property, plant and equipment	76,216	54,065	87,038	93,310	**128,389**
Investment properties	–	–	–	1,250	**193,000**
Club debentures	1,959	1,959	1,959	1,959	**1,459**
Deposits for acquisition of plant and equipment	–	–	–	–	**3,328**
Net current assets	120,421	144,046	262,250	266,247	**126,869**
	198,596	200,070	351,247	362,766	**453,045**
Shareholders' funds	193,596	200,070	351,247	362,766	**340,290**
Non-current liabilities	5,000	–	–	–	**112,755**
	198,596	200,070	351,247	362,766	**453,045**

Particulars of Investment Properties

Particulars of investment properties held by the Group as at 31st March, 2003 are set out below:

Name/location	Type	Lease term
1. Unit A on Ground Floor (together with the external walls thereof) and Unit A on the Basement, Wheelock House, No. 20 Pedder Street, Hong Kong	Commercial	Long lease
2. Car Parking Spaces Nos. 41 and 42 on Upper Ground Floor, Provident Centre, Nos. 21–53, Wharf Road, North Point, Hong Kong	Residential	Long lease

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 18th September, 2003 at 10:00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2003.

2. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3. To appoint auditors and authorise the Board of Directors to fix their remuneration.

Special Business

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "**THAT**

   (a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

   (b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution *(Note 5)*."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "**THAT** the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th July, 2003

Notes:

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member.

(2) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(3) For the purpose of determining the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from 15th September, 2003 to 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected.

(4) An Explanatory Statement in relation to Resolution 4 will be sent to shareholders and other persons who are entitled thereto.

(5) Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any additional new shares of the Company pursuant to the power to be conferred by this mandate. Under the listing rules of The Stock Exchange of Hong Kong Limited, the general mandate lapses unless it is renewed at each annual general meeting.

億都（國際控股）有限公司


YIB

（於百慕達註冊成立之有限公司）

年報 2002/2003

目　錄

董事會

方　鏗太平紳士
李國偉先生
林錦祥先生
田北俊太平紳士，GBS*
朱知偉先生*

* *非執行董事*

公司秘書

林錦祥先生

核數師

德勤 • 關黃陳方會計師行

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

總辦事處及主要營業地點

香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

主要股份過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

主要往來銀行

花旗銀行
香港
花園道3號
萬國寶通銀行中心
萬國寶通銀行大廈47樓

董事及高層管理人員

執行董事

方鏗太平紳士，64歲，本集團之主席，持有麻省理工化學工程碩士學位。方先生現任肇豐針織有限公司主席及香港多間私人及上市公司董事之職。方先生於一九九五年八月加入本公司出任董事。

李國偉，45歲，本集團之行政總裁兼執行董事。彼畢業於香港大學，主修商業管理，於銀行及公司財務方面擁有豐富經驗。李先生亦為卓凌融資有限公司之董事，該公司從事管理顧問及直接投資。李先生於一九九五年十一月加入本集團。

林錦祥，35歲，本集團之執行董事兼公司秘書。彼畢業於香港中文大學，主修會計。彼為香港會計師公會會員及英國公認會計師公會資深會員，擁有逾13年會計及核數經驗。林先生於一九九五年十月加入本集團。

非執行董事

立法會議員田北俊太平紳士，GBS，56歲，持有San Jose State University化學工程碩士學位。田先生現任萬泰控股有限公司主席、Manhattan Garments Holdings Limited董事長及多間私人公司董事。田先生現為香港總商會之立法會代表，亦擔任自由黨主席及全國政協委員。田先生於一九九七年六月加入本公司出任非執行董事。

朱知偉，51歲，在電子業擁有逾30年經驗。朱先生於一九九八年八月加入本公司出任非執行董事。

高層管理人員

雷萬笙，59歲，本集團之執行副總裁，負責液晶體顯示器(「LCD」)製造及新產品裝備之開發與裝設。彼於美國阿利桑那州立大學修讀機械工程及工商管理課程。彼擁有豐富之LCD業務經驗。

尹惠德，51歲，為億都液晶片有限公司之執行副總裁。彼在製造LCD產品方面具有逾26年經驗。尹先生持有台灣國立成功大學電機工程學位，後在英國Brunel University取得物理學碩士學位。彼具有英國物理學會特許物理學家資格。尹先生於一九八八年加入本集團。

梁子權，40歲，億都液晶片有限公司之執行副總裁。彼畢業於香港中文大學，主修會計學；並持有澳洲Monash University工商管理碩士學位。彼現時為澳洲執業會計師公會會員。彼於營運及財務管理方面具有豐富經驗。

林序宏，41歲，本集團之執行副總裁，負責廠方管理及市場拓展。彼於台灣LCD製造行業具有逾17年的經驗，於二零零二年加入本集團。

韓羽忠，46歲，負責東莞工廠LCD產品製造業務之副總裁。彼在電子業累積逾23年經驗。韓先生於一九九零年加入本集團。

馬奇珠，39歲，本集團之高級經理，負責行政及一般管理。馬女士於一九九七年加入本集團。

李正國，39歲，本集團江門業務高級經理，負責ITO透明導電玻璃之製造業務，畢業於華中理工大學電機工程專業，具有逾12年真空鍍膜經驗，於一九九七年加入本集團。

賈秀娟，40歲，本集團之高級經理，負責東莞業務行政管理工作。彼在企業財務及行政人事管理方面擁有一定的經驗，具有中國會計師資格，畢業於廣東省社會科學院研究生班，主修經濟管理。賈小姐於一九九九年加入本集團。

李光民，35歲，本集團江門業務高級經理，負責後勤支援管理及資訊科技，具有逾11年電子行業經驗。李先生於二零零二年加入本集團。

許欽華，51歲，持有會計學士學位，彼擁有18年之LCD業務經驗。彼於其之前任職之一家具領導地位之LCD公司擔任多個方面之高級職務，包括財務、廠房行政及營運。彼亦於分銷及銷售LCD及LCM產品之歐洲及美國市場擁有豐富經驗。



本人提呈億都(國際控股)有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零三年三月三十一日止年度年報。

強制性無條件現金收購建議

誠如二零零二年六月二十七日之公佈，李國偉先生及本人控制之私人有限公司Antrix Investment Limited (「Antrix」)與劍度股份有限公司(「劍度」)於二零零二年六月二十五日訂立股份認購協議，按每股0.25港元向劍度認購350,000,000股本公司股份，總代價87,500,000港元。本公司於二零零二年七月十七日向其他股東提出強制性無條件現金收購建議。Antrix 向接納收購建議之股東收購219,600股股份。於股份認購協議後，Antrix於本公司之股權連同李國偉先生及本人於本公司之個人權益增加至70.35%。

凌安海博士、陳慶棟先生及黃錦華先生(凌安海博士之替代董事)已於二零零二年八月七日辭任本公司董事會。

業務回顧及前景

本集團於截至二零零三年三月三十一日止年度錄得營業額273,000,000港元。即使扣除投資物業所產生之租金收入約5,000,000港元，本集團之營業額仍達268,000,000港元。銷售液晶體顯示器及其他產品所得毛利由37,000,000港元下降至22,000,000港元。年內虧損為22,000,000港元(二零零二年：溢利6,000,000港元)，其中17,000,000港元為投資買賣證券之未變現虧損。

TN液晶體顯示器市場持續萎縮，且越來越多供應商割價以維持市場佔有率。此現象足證本集團決定分散資源生產STN液晶體顯示器及液晶體模組乃明智之舉。

本集團之STN及液晶體模組業務仍處於初步發展階段，並需要投放更多資源及時間建立具有一定規模之業務。本集團將會不斷提升其STN及液晶體模組之生產力，由此產生之開支預期將於本集團之生產設施於來年提升至令人滿意之水平時得以削減。

由於液晶體顯示器產品之競爭非常激烈，且售價又不斷下跌，因此，本集團將會繼續進行更緊密之市場推廣工作及控制成本。

於市場推廣方面，本集團已提升客戶服務隊伍之質素，務求提供更優質之客戶服務及擴闊客戶基礎。此舉增加本集團與現有客戶之接觸及增加參與更多以新客戶為對象之貿易展銷及展覽。本集團亦委任代理商開拓歐洲、美國、日本、南韓及台灣之海外市場。

在控制成本之多項措施中，本集團之ITO塗層生產線於年內已全面投產，容許本集團完全自行內部生產其中一種主要生產材料ITO塗層玻璃，以供製造本集團之產品。為進一步削減本集團之經營成本及提高生產量，本集團已購入配備更多自動化功能之生產設備，專門用作生產高檔TN及STN產品。本集團預期該設備將於二零零三年最後一季全面投入運作。

其他投資

於二零零二年三月三十一日，本集團之可動用現金為176,000,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前，已存入銀行作為短期存款。

年內，本集團斥資約83,000,000港元投資香港藍籌公司之證券。儘管於財政年度終未能預料之市道放緩導致該等投資出現會計損失，惟本集團相信該等投資將在可見未來帶來理想回報。事實上，自年結日至今為止，有關投資之市值已增加12,000,000港元。

本集團亦於二零零二年十一月三十日以總購買價191,200,000港元完成認購一項商業物業(「該物業」)，交易之方式為該物業以月租1,200,000港元回租予賣方，租期為3年。交易之部份資金乃以銀行按揭貸款128,800,000港元融資，餘額以內部資源撥付。該物業之租金足以抵銷按揭付款。該物業亦將帶來穩定之租金收入來源。該物業之收入扣除利息後之淨額(不包括重估增值)為3,800,000港元。

流動資金及資本來源

年內，本集團於上市證券投資83,000,000港元，收購投資物業及其他固定資產如物業、廠房及設備分別為191,000,000港元及53,000,000港元。因此，其銀行結餘及現金(包括定期存款)由176,000,000港元減至16,000,000港元。本集團之流動比率及速動比率分別為2.2倍(二零零二年：6.3倍)及1.5倍(二零零二年：4.9倍)。流動資金狀況仍然穩健。

於二零零三年三月三十一日，本集團持有之總資產553,000,000港元乃由負債213,000,000港元及股東資金340,000,000港元融資。

本集團持有銀行信貸211,000,000港元(二零零二年：43,000,000港元)，其中159,000,000港元(二零零二年：4,000,000港元)經已動用；而124,000,000港元則用作購買物業及其餘35,000,000港元用作本集團之營運資金。

年終之負債比率，即銀行借款與資產淨值之比率達46.7%。

本集團並無面對任何重大匯率波動風險。

主要客戶及供應商

主要供應商及客戶應佔本集團採購額及營業額之百分比如下：

	二零零三年	二零零二年
向本集團最大供應商採購之百分比	**13%**	12%
向本集團五大供應商採購之百分比	**53%**	48%
向本集團最大客戶所佔營業額之百分比	**8%**	15%
向本集團五大客戶所佔營業額之百分比	**28%**	36%

由於本集團客戶之多元化，本集團五大客戶佔營業額之百分比不斷下降。

於二零零三年三月三十一日，概無董事、彼等聯繫人士或就董事所知擁有本公司5%以上股本之任何股東於本集團五大客戶及/或五大供應商擁有任何權益。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

鳴謝

本人謹此代表董事會，就全體員工於過去一年之辛勤工作及努力及股東一直以來之支持致以衷心謝意。



主席
方鏗
二零零三年七月十七日

董事會報告書

董事會謹此提呈截至二零零三年三月三十一日止年度之年報及經審核財務報表。

主要業務

本公司乃一家投資控股公司。各主要附屬公司之業務載於財務報表附註15。

業績

本集團於截至二零零三年三月三十一日止年度之業績載於第14頁之綜合收益表。

物業、廠房及設備

本集團於年內分別以約4,100,000港元、3,400,000港元及28,700,000港元之價格買入傢俬及固定裝置、辦公設備以及新廠房及機器。此外，本集團以約16,400,000港元之價格購置機器，有關機器於結算日仍在安裝中。

上述事項之詳情及年內本集團其他物業、廠房及設備之變動詳情載於財務報表附註13。

投資物業

年內，本集團以約191,200,000港元之價格購入一項位於香港之地產(「該物業」)。該物業按月租1,200,000港元租予其賣主，租期為三年。本集團持有之投資物業於年結日重新估值，重估增值500,000港元已計入本年度收益表。

年內本集團之投資物業變動詳情載於財務報表附註14。

董事

於本年度內及截至本報告刊發當日本公司之董事如下：

執行董事：

方　鏗先生
李國偉先生
林錦祥先生
凌安海博士　　*(於二零零二年八月七日辭任)*
黃錦華先生　　*(於二零零二年八月七日終止行事之凌安海博士之替代董事)*

非執行董事：

陳慶棟先生　　*(於二零零二年八月七日辭任)*

獨立非執行董事：

田北俊先生
朱知偉先生

根據本公司之公司細則第86(2)及第87條之規定，田北俊先生將會退任，惟彼合資格膺選連任。

在即將舉行之股東週年大會上獲提名連任之董事，概無訂立任何不可於一年內由本集團終止而毋須賠償(法定賠償除外)之服務合約。

非執行董事須根據本公司公司細則之規定輪流退任。

董事之股份權益

於二零零三年三月三十一日，按本公司根據香港證券(披露權益)條例(「披露權益條例」)第29條而存置之登記冊所示，本公司各董事及彼等之聯繫人士所佔本公司已發行股本之權益(定義見披露權益條例)如下：

	所持普通股數目	
	個人權益	**公司權益**
方　鏗先生	20,130,000	697,692,368 *(附註1及2)*
李國偉先生	16,386,013	697,692,368 *(附註1及2)*

董事之股份權益*（續）*

附註：

1. 該等股份由方鏗先生及李國偉先生控制之公司Antrix Investment Limited（「Antrix」）持有。

2. 於二零零二年六月二十五日，Antrix與劍度股份有限公司（「劍度」）訂立購股協議，以每股0.25港元向劍度認購350,000,000股股份，總代價87,500,000港元。於購股協議完成後，Antrix及其股東於本公司之股權將增加350,000,000股，而劍度及其股東於本公司之股權將減少350,000,000股。

   於二零零二年七月十七日，已向其他股東作出強制性無條件現金收購建議，Antrix向接納收購建議之股東收購219,600股股份。

除上文及除若干董事於二零零三年三月三十一日以信託形式代本集團持有附屬公司若干代理人股份外，本公司董事或彼等之聯繫人士概無於本公司或其任可附屬公司或聯營公司持有任何權益（定義見披露權益條例），亦無董事或彼等之配偶或18歲以下之子女於年內擁有任何認購本公司股份之權利或已行使任何該等權利。

購股權

本公司購股權計劃之詳情載於財務報表附註28。

董事之合約權益

本公司或其任何附屬公司概無訂立於本年度年結日或年內任何時間有效而本公司之董事於其中直接或間接擁有重大權益之重要合約。

購買股份或債券之安排

除財務報表附註28所述之購股權計劃外，本公司或其任何附屬公司概無於年內任何時間訂立任何安排，致使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

主要股東

除上文所披露有關若干董事之權益外，本公司根據披露權益條例第16(1)節所置存之主要股東登記冊所示，概無任何人士知會本公司彼持有本公司於二零零三年三月三十一日之已發行股本10%或以上之其他權益。

優先購買權

本公司之公司細則或百慕達法例並無載列有關優先購買權之規定，故本公司毋須按比例向現有股東配發新股。

購回、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內概無購回、出售或贖回本公司之上市證券。

企業監管

本公司於截至二零零三年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。惟本公司之非執行董事須遵照本公司細則之規定，於本公司之股東週年大會上輪值退任及重選連任，因此並無指定任期。

核數師

本公司將於股東週年大會上提呈一項決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會



行政總裁
李國偉
香港
二零零三年七月十七日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致億都(國際控股)有限公司股東

(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第14至46頁按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須編製真實與公平之財務報表。在編製該等真實與公平之財務報表時,董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果,對該等財務報表表達獨立意見,並向股東作出報告。

意見之基礎

本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證,此亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況,及是否貫徹應用並充份披露該等會計政策。

本行在策劃及執行審核工作時,均以取得一切本行認為必需之資料及解釋為目標,使本行能獲得充份之憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在表達意見時,本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行之審核工作已為下列之意見建立了合理的基礎。

意見

本行認為,上述財務報表真實與公平地反映 貴公司與 貴集團於二零零三年三月三十一日之財務狀況及 貴集團於截至該日止年度之虧損及現金流量,並已按照香港公司條例之披露要求妥善編製。

Deloitte Touche Tohmatsu
德勤•關黃陳方會計師行
執業會計師
香港,二零零三年七月十七日

綜合收益表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4及5	**273,181**	267,055
銷售成本		**(245,913)**	(230,013)
毛利		**27,268**	37,042
其他經營收入		**7,293**	11,185
投資物業重估增加(減少)	14	**520**	(1,128)
已終止業務減值虧損	8	—	(2,793)
銷售及分銷成本		**(9,381)**	(8,547)
行政費用		**(28,414)**	(29,213)
投資買賣證券之未變現虧損		**(17,334)**	—
會所債券之減值虧損		**(500)**	—
經營(虧損)溢利	6	**(20,548)**	6,546
財務成本	7	**(1,393)**	(57)
出售附屬公司之收益	8	**70**	—
除税前(虧損)溢利		**(21,871)**	6,489
税項	11	**(605)**	(7)
本年度(虧損)溢利		**(22,476)**	6,482
每股(虧損)盈利	12		
基本		**(2.15)港仙**	0.63港仙
攤薄		**不適用**	0.63港仙

綜合資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、廠房及設備	13	**128,389**	93,310
投資物業	14	**193,000**	1,250
會所債券	17	**1,459**	1,959
購入廠房及設備之按金		**3,328**	–
		326,176	96,519
流動資產			
存貨	18	**72,311**	73,519
貿易及其他應收款項	19	**71,216**	66,152
應收票據		**1,716**	903
投資買賣證券	20	**65,582**	–
定期存款		**–**	164,731
銀行結存及現金		**15,959**	10,933
		226,784	316,238
流動負債			
貿易及其他應付款項	21	**52,777**	43,779
應付票據		**987**	1,711
應付稅項		**–**	251
銀行借款－一年內到期	22	**46,151**	4,250
		99,915	49,991
流動資產淨值		**126,869**	266,247
總資產減流動負債		**453,045**	362,766
非流動負債			
銀行借款－一年後到期	22	**112,755**	–
		340,290	362,766
股本及儲備			
股本	23	**208,713**	208,713
儲備		**131,577**	154,053
		340,290	362,766

第14頁至第46頁所載之財務報表已於二零零三年七月十七日經董事會批准，並由下列董事簽署：

董事



李國偉

董事



林錦祥

資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之投資	15	**83,384**	83,384
附屬公司結欠之款項	16	**230,638**	269,022
		314,022	352,406
流動資產			
其他應收款項		**189**	188
銀行結存及現金		**88**	90
		277	278
流動負債			
其他應付款項		**753**	413
欠附屬公司之款項		**286**	286
		1,039	699
流動負債淨值		**(762)**	(421)
		313,260	351,985
股本及儲備			
股本	23	**208,713**	208,713
儲備		**104,547**	143,272
		313,260	351,985

董事



李國偉

董事



林錦祥

權益變動表

截至二零零三年三月三十一日止年度

本集團

	股本 千港元	股份溢價 千港元	資本儲備 千港元	資本 贖回儲備 千港元	保留溢利 （虧絀） 千港元	合計 千港元
於二零零一年四月一日	203,676	147,303	2,125	1,347	(3,204)	351,247
發行普通股	5,037	–	–	–	–	5,037
年內溢利	–	–	–	–	6,482	6,482
於二零零二年三月三十一日及二零零二年四月一日	208,713	147,303	2,125	1,347	3,278	362,766
年內虧損	–	–	–	–	(22,476)	(22,476)
於二零零三年三月三十一日	**208,713**	**147,303**	**2,125**	**1,347**	**(19,198)**	**340,290**

本公司

	股本 千港元	股份溢價 千港元	資本 贖回儲備 千港元	繳入盈餘 千港元	虧絀 千港元	合計 千港元
於二零零一年四月一日	203,676	147,303	1,347	49,259	(51,882)	349,703
發行普通股	5,037	–	–	–	–	5,037
年內虧損	–	–	–	–	(2,755)	(2,755)
於二零零二年三月三十一日及二零零二年四月一日	208,713	147,303	1,347	49,259	(54,637)	351,985
年內虧損	–	–	–	–	(38,725)	(38,725)
於二零零三年三月三十一日	**208,713**	**147,303**	**1,347**	**49,259**	**(93,362)**	**313,260**

本集團之資本儲備結餘乃指所收購附屬公司之合共股本面值與本公司股份於一九九三年上市前進行集團重組時因收購而發行之本公司股份之合共面值之差額，以及將集團重組前因發行附屬公司股份而產生之股份溢價之有關數額重新歸入資本儲備，並計及過往年度削減股本時出現之儲備變動。

本公司之繳入盈餘乃指本公司收購Yeebo (B.V.I.) Limited當日該公司之綜合股東資金與本公司股份於一九九三年上市前，就該項收購於集團重組時發行之本公司股份之面值之差額。根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬目可供分派。然而，本公司無法宣派或支付股息，或作出繳入盈餘外之分派，倘：

(a) 無法或作出付款後可能無法支付到期之負債；或

(b) 其資產之可變現價值可能少於其負債及已發行股本以及股份溢價賬之總額。

於二零零三年及二零零二年三月三十一日，本公司並無任何儲備可供分派予股東。

綜合現金流動表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元 (重列)
經營業務			
經營(虧損)溢利		**(20,548)**	6,546
調整:			
折舊及攤銷		**17,423**	15,811
投資買賣證券之未變現虧損		**17,334**	—
會所債券之減值虧損		**500**	—
出售物業、廠房及設備之虧損		**96**	285
股息收入		**(2,990)**	—
利息收入		**(1,335)**	(4,490)
投資物業之重估(增加)減少		**(520)**	1,128
已終止業務之減值虧損		**—**	2,118
營運資金變動前之經營現金流量		**9,960**	21,398
存貨減少		**1,208**	20,520
貿易及其他應收款項增加		**(4,453)**	(4,493)
應收票據增加		**(813)**	(742)
貿易及其他應付款項增加(減少)		**9,068**	(8,546)
應付票據減少		**(724)**	(1,183)
經營業務所產生之現金		**14,246**	26,954
已付香港利得稅		**(7)**	(7)
(已付)退回中國稅		**(849)**	58
經營業務所得之現金淨額		**13,390**	27,005
投資業務			
持作投資用途之銀行存款之減少(增加)		**164,731**	(7,525)
已收股息		**1,574**	—
已收利息		**1,335**	5,048
出售附屬公司之已收所得款項/按金	8	**805**	345
出售物業、廠房及設備所得款項		**51**	545
購買投資物業		**(191,230)**	—
購買投資買賣證券		**(82,916)**	—
購買物業、廠房及設備		**(52,649)**	(30,350)
購買廠房及設備所付按金		**(3,328)**	—
投資業務所用之現金淨額		**(161,627)**	(31,937)
融資業務			
銀行貸款增加(減少)		**146,269**	(2,183)
信託票據貸款增加		**8,112**	3,139
已付利息		**(1,393)**	(70)
發行普通股所得款項		**—**	5,037
融資業務所得之現金淨額		**152,988**	5,923
現金及現金等值項目之增加淨額		**4,751**	991
年初之現金及現金等值項目		**10,933**	9,942
年終之現金及現金等值項目		**15,684**	10,933
現金及現金等值項目結餘分析			
先前所呈報之現金及現金等值項目			171,414
重新分類信託票據貸款之影響			4,250
重新分類持作投資用途之定期存款之影響			(164,731)
經重列之現金及現金等值項目			10,933
即:			
銀行結餘及現金		**15,959**	10,933
銀行透支		**(275)**	—
		15,684	10,933

1. 一般資料

本公司於一九九三年六月八日在百慕達註冊成立為獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團之主要業務為製造及銷售液晶體顯示器及持有投資物業。本集團於截至二零零二年三月三十一日止年內終止製造及銷售電路版。本公司主要附屬公司之主要業務載於附註15。

2. 採納全新及經修訂會計實務準則

於本年度，本集團首次採納若干項由香港會計師公會頒佈之新訂及經修訂會計實務準則(「會計實務準則」)，因此本集團採納下列全新及經修訂會計政策。採納此等全新及經修訂會計實務準則將導致現金流動表之呈報方式有所變動並引入權益變動表，惟對當前及過往會計期間之業績並無重大影響。因此，毋須對過往年度之數據作出調整。

現金流動表

於本年度，本集團已採納會計實務準則第15號(經修訂)「現金流量表」。根據會計實務準則第15號(經修訂)，現金流量分為三項－經營、投資及融資而非過往所呈列之五項。過往個別呈列之利息及股息乃分類為投資及融資現金流量。因稅項產生之現金流量乃重新分類為經營業務，除非彼等已個別確認產生自投資或融資活動。此外，呈列為現金及現金等值項目之金額已修訂為不包括持作投資之現金結餘及屬融資性質之短期銀行借貸。因重新界定現金及現金等值項目而重列現金流動表列示之比較數字。

僱員福利

於本年度，本集團已採納會計實務準則第34號「僱員福利」，引入僱員福利，包括退休福利計劃之計算方法。由於本集團僅參與定額供款退休福利計劃，採納會計實務準則第34號僅需於財務報表附註作出額外披露，而並無其他重大影響。

2. 採納全新及經修訂會計實務準則*(續)*

已終止業務

會計實務準則第33號「已終止業務」載有關於已終止業務之財務資料呈報規定，以取代先前載於會計實務準則第2號「期內溢利或虧損淨額、基本錯誤及更改會計政策」之規定。根據會計實務準則第33號之規定，有關已終止之業務財務報表數據乃於訂立一項具約束力銷售協議或公佈終止業務詳細計劃時個別作出披露。採納會計實務準則第33號使本集團之電路版業務確定為上年度之已終止之業務，有關詳情於附註8披露。

3. 主要會計政策

財務報表根據原始成本法編製，並就投資物業及證券投資重估作出修訂。此等財務報表乃按照香港一般採納之會計準則編製，所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表乃將本公司及其附屬公司計至每年三月三十一日之財務報表合併計算。

年內收購或出售之附屬公司之業績，乃由收購生效日起或截至出售生效日止(視適用情況而定)列入綜合收益表。

集團內公司間之一切重大交易、結餘及現金流量均已於綜合賬目時撇銷。

於附屬公司之投資

於附屬公司之投資按成本值減任何已確認減值計入本公司資產負債表。

投資證券

投資證券乃按交易期基準確認，並先以成本計算。

持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

3. 主要會計政策（續）

投資證券（續）

倘證券乃持作買賣用途，則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言，未變現盈虧計入股權，直至該證券出售或出現減值時，累積盈虧會計入該間之溢利或虧損淨額。

物業、廠房及設備

物業、廠房及設備乃按成本減累計折舊及攤銷及累計減值虧損入賬。

物業、廠房及設備於其估計使用年期內按直線法作出折舊及攤銷準備以撇銷其成本，折舊及攤銷年率如下：

租賃土地	按租約年期撇銷
樓宇	按估計使用年期分二十年撇銷
傢俬及裝置	10-25%
辦公室設備	15-25%
廠房及機器	10-15%
汽車	10-20%

安裝中之機器在完成及投產前概不會作出折舊準備。

出售或報廢資產所產生之盈虧乃根據該資產之出售所得款項與賬面值之差額計算，並計入收益表內。

投資物業

投資物業指已落成並可持作投資用途之物業，其租金均按公平基準釐訂。

投資物業乃按彼等之公開市值計算。除非儲備之結餘不足以抵銷重估減少，否則，因重估投資物業而產生之任何估值增加或減少，乃於投資物業重估儲備中扣除或計入，而重估減少較投資物業重估儲備結餘所多出之數額則計入收益表。倘減少已於先前計入收益表及重估於隨後增加，則該項增加乃計入收益表，直至抵銷先前所計之減少。

3. 主要會計政策 *(續)*

投資物業 (續)

在出售投資物業時，投資物業重估儲備中該物業所應計之結餘乃轉撥至收益表。

除非有關租賃之未到期年期尚餘20年或以下，否則概無於投資物業之減值提撥準備。

會所債券

會所債券乃長期持有，並按成本值減任何減值虧損計算。

存貨

存貨按成本值或可變現淨值(以較低者為準)列賬。成本按先入先出法計算。

減值

在各結算日，本集團審閱其有形資產面值，以判斷是否有跡象顯示該等資產蒙受減值虧損。倘資產之可收回金額預期將較其面值為少，則資產之面值撇減至其可收回金額。減值虧損即時確認為開支。

倘減值虧損於隨後撥回，則資產之面值增加至經修訂估計可收回金額之價值，惟所增加之面值不得超逾該資產在過往年度並無確認為減值虧損所計算之面值。撥回之減值虧損已即時確認為收入。

收益確認

銷售貨品將於貨品付運時及擁有權轉移時予以確認。

經營租賃項下之物業之租金收入(包括墊付之租金)乃按有關租期以直線法入賬。

投資項下之股息收入於股東有權收取付款時確認。

銀行存款之利息收入乃參照尚餘本金及適用利率按時間基準累計。

3. 主要會計政策（續）

稅項

稅項支出乃根據經調整非課稅或不可減免稅項之項目後之年度業績計算。時差乃因根據不同之會計期計算若干收入及開支之稅項及於財務報表中入賬而產生。時差之稅務影響以負債法計算，將於可預見之未來可能產生之負債或資產於財務報表確認為遞延稅項入賬。

經營租賃

經營租賃項下應付之租金乃按其有關租賃年期直線法計入收益表。

外幣

以外幣進行之交易按交易日之匯率換算。以外幣結算之貨幣資產及負債按結算日之匯率重新換算。兌換所產生之溢利及虧損則於收益表中處理。

於綜合賬目時，不以港幣計值之附屬公司之財務報表乃按時態法換算，原因為海外附屬公司之業務須視乎本公司申報貨幣之經濟狀況而定。綜合賬目時所產生之兌換差額於收益表中處理。

退休福利計劃供款

用以支付總額供款退休福利計劃、國家退休福利計劃及強制性公積金計劃之款項於到期時按支出扣除。

4. 營業額

營業額指年內銷售貨品之已收及應收款項淨額減退貨及折讓以及已收及應收租金收入。

5. 按業務及地區劃分之分類資料

業務分類

就管理而言，本集團分為三個營業部門－液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器－製造及銷售液晶體顯示器
持有投資物業－按經營租賃持有之投資物業*（附註）*
其他－制造及銷售液晶體顯示器以外之產品

附註：於截至二零零三年三月三十一日止年度，本集團收購了價值約191,000,000港元之投資物業，因此持有投資物業成為本集團一項主要業務。

5. 按業務及地區劃分之分類資料*(續)*

業務分類(續)

該等業務之分類資料呈報如下：

二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
分類收入				
對外銷售	251,735	–	16,515	268,250
租金收入	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
投資買賣證券之未變現虧損				(17,334)
會所證券之減值虧損				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
財務成本	(388)	(1,005)	–	(1,393)
出售一間附屬公司之權益				70
除稅前虧損				(21,871)
稅項				(605)
本年度虧損				(22,476)

5. 按業務及地區劃分之分類資料*(續)*

業務分類（續）

綜合資產負債表

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
資產				
分類資產	289,773	193,000	3,146	485,919
未分配之公司資產				67,041
綜合總資產				552,960
負債				
分類負債	51,616	1,976	172	53,764
借貸	34,637	124,269	–	158,906
綜合總負債				212,670
其他資料				
添置投資物業	–	191,230	–	191,230
添置物業、廠房及設備	52,649	–	–	52,649
折舊及攤銷	17,147	–	276	17,423

5. 按業務及地區劃分之分類資料（續）

業務分類（續）

本集團於截至二零零二年三月三十一日止年度終止電路版業務。

二零零二年

	持續經營			終止經營	
	液晶體顯示器	持有投資物業	其他	電路版	綜合
	千港元	千港元	千港元	千港元	千港元
分類收入					
對外銷售	250,183	–	16,872	–	267,055
租金收入	–	49	–	–	49
	250,183	49	16,872	–	267,104
業績					
分類業績	11,157	34	753	(2,793)	9,151
利息收入					4,490
未分配之公司開支					(7,095)
經營溢利					6,546
財務成本					(57)
除稅前溢利					6,489
稅項					(7)
本年度溢利					6,482

5. 按業務及地區劃分之分類資料(續)

業務分類(續)

綜合資產負債表

	持續經營			終止經營	
	液晶體顯示器	持有投資物業	其他	電路版	綜合
	千港元	千港元	千港元	千港元	千港元
資產					
分類資產及綜合總資產	383,474	1,250	27,820	213	412,757
負債					
分類負債	42,256	–	3,154	80	45,490
借貸	3,981	–	–	269	4,250
未分配之公司負債					251
綜合總負債					49,991
其他資料					
添置物業、廠房及設備	25,677	–	1,732	–	27,409
折舊及攤銷	14,812	–	999	–	15,811
已確認減值虧損	–	1,128	–	2,118	3,246

5. 按業務及地區劃分之分類資料(續)

地區分類

本集團之業務主要分佈於香港及中華人民共和國(「中國」)之其他地區。下表為按地區市場分析之本集團營業額(不論商品或服務之來源地為何)。

	按地區市場分析之營業額	
	二零零三年	二零零二年
	千港元	千港元
中國香港	**230,455**	235,196
中國其他地區	**26,545**	21,914
其他國家	**16,181**	9,945
	273,181	267,055

以下為按資產所在地區分析之分類資產賬面值及物業、廠房及設備添置：

	地區資產賬面值		物業、廠房及設備添置	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
中國香港	**355,730**	250,860	**2,842**	5,814
中國其他地區	**197,230**	161,897	**49,807**	21,595
	552,960	412,757	**52,649**	27,409

6. 經營(虧損)溢利

	二零零三年 千港元	二零零二年 千港元
經營(虧損)溢利經扣除下列各項：		
核數師酬金	**497**	480
確認為開支之存貨成本	**125,726**	123,199
折舊及攤銷	**17,423**	15,811
出售物業、廠房及設備之虧損	**96**	2,403
員工成本，包括董事酬金*(附註9)*	**76,917**	64,567
及計入：		
利息收入	**1,335**	4,490
股息收入	**2,990**	—
投資物業之租金總額	**4,931**	49
減：開支	**(14)**	(15)
	4,917	34

7. 財務成本

	二零零三年 千港元	二零零二年 千港元
計息款項：		
須於五年內全數償還之銀行借貸	**388**	57
毋須於五年內全數償還之銀行借貸	**1,005**	—
	1,393	57

8. 出售附屬公司之收益／終止一項業務帶來之減損

於二零零二年一月，本集團訂立一項協議，以代價1,150,000港元出售一間從事電路版業務之附屬公司，該附屬公司之廠房及設備乃所出售之主要資產。據此，本集團將廠房及設備撇減值虧至可收回金額，而終止電路版業務之虧損2,793,000港元（包括廠房及設備減值虧損2,118,000港元）已計入截至二零零二年三月三十一日止年度之財務報表內。於本年度，本集團完成出售該附屬公司，錄得盈利約70,000港元，乃出售當日附屬公司之負債淨額（包括貿易及其他應付賬款）。

該附屬公司對本集團截至二零零三年三月三十一日止年度之業績及現金流量並無重大貢獻。

代價1,150,000港元其中345,000港元按金已於截至二零零二年三月三十一日止年度收悉，餘額805,000港元於本年度收悉，並於本年度之綜合現金流動表披露。

9. 董事酬金

	二零零三年 千港元	二零零二年 千港元
袍金：		
執行董事	**167**	500
獨立非執行董事	**200**	200
其他非執行董事	**33**	100
其他酬金：		
薪金及其他福利	**3,438**	3,500
退休福利計劃供款	**172**	175
酬金總額	**4,010**	4,475

董事酬金分為下列組別：

	董事人數 二零零三年	 二零零二年
1,000,000港元或以下	**6**	6
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**1**	1

10. 僱員酬金

在本集團五位最高薪人士中，兩位（二零零二年：兩位）為本公司董事，其酬金載於上文附註9。其餘三位（二零零二年：三位）人士之酬金如下：

	二零零三年 千港元	二零零二年 千港元
薪金及其他福利	**2,559**	2,880
退休福利計劃供款	**88**	91
酬金總額	**2,647**	2,971

彼等之酬金分為下列組別：

	僱員人數	
	二零零三年	二零零二年
1,000,000港元或以下	**3**	2
1,000,001港元至1,500,000港元	**–**	1

11. 稅項

	二零零三年 千港元	二零零二年 千港元
稅項支出包括：		
香港利得稅	**7**	7
中國所得稅	**598**	–
	605	7

香港利得稅按兩個年度之估計應課稅溢利之16%計算。

中國所得稅乃按有關司法權區之現行稅率計算。

潛在遞延稅項之詳情載於附註24。

12. 每股（虧損）盈利

每股基本及攤薄（虧損）盈利乃按下列數據計算：

	二零零三年	二零零二年
	千港元	千港元
計算每股基本及攤薄（虧損）盈利之（虧損）盈利	**(22,476)**	6,482

	股數	
	二零零三年	二零零二年
	千股	千股
計算每股基本（虧損）盈利之普通股加權平均數	**1,043,564**	1,030,384
購股權之攤薄影響		5,729
計算每股攤薄（虧損）盈利之普通股加權平均數		1,036,113

因本年度並無已發行普通股之潛在攤薄，故未呈列每股攤薄虧損。

13. 物業、廠房及設備

	租賃土地及樓宇 千港元	傢俬及裝置 千港元	辦公室設備 千港元	廠房及機器 千港元	汽車 千港元	安裝中機器 千港元	合計 千港元
本集團							
成本							
於二零零二年四月一日	13,784	18,859	4,128	144,046	4,848	41,102	226,767
添置	–	4,076	3,369	28,719	109	16,376	52,649
出售	–	(2,050)	(1,061)	(2,417)	(155)	–	(5,683)
出售一間附屬公司	–	(156)	(6)	(11,659)	–	–	(11,821)
轉撥	–	1,642	–	36,707	–	(38,349)	–
於二零零三年三月三十一日	13,784	22,371	6,430	195,396	4,802	19,129	261,912
折舊及攤銷							
於二零零二年四月一日	1,323	13,497	2,325	113,163	3,149	–	133,457
本年度撥備	716	1,739	768	13,683	517	–	17,423
出售時撇銷	–	(2,050)	(926)	(2,407)	(153)	–	(5,536)
出售一間附屬公司時撇銷	–	(156)	(6)	(11,659)	–	–	(11,821)
於二零零三年三月三十一日	2,039	13,030	2,161	112,780	3,513	–	133,523
賬面淨值							
於二零零三年三月三十一日	11,745	9,341	4,269	82,616	1,289	19,129	128,389
於二零零二年三月三十一日	12,461	5,362	1,803	30,883	1,699	41,102	93,310

上述租賃土地及樓宇之賬面淨值包括：

	二零零三年 千港元	二零零二年 千港元
於香港以中期租約持有之土地	**4,599**	4,777
於香港以外以下列租約持有之土地：		
長期租賃	**170**	315
中期租賃	**6,976**	7,369
	11,745	12,461

14. 投資物業

	本集團	
	二零零三年	二零零二年
	千港元	千港元
年初	**1,250**	–
添置	**191,230**	–
物業、廠房及設備轉讓	**–**	2,378
重估價值增加（減少）	**520**	(1,128)
年終	**193,000**	1,250

本集團之投資物業位於香港並以長期租賃持有。該等物業以長期租約租予第三者。

該等投資物業於二零零三年三月三十一日由獨立估值公司Dudley Surveyors Limited按公開市場價值作基準重估。重估增值520,000港元（二零零二年：已扣除減值1,128,000港元）已計入綜合收益表中。

於二零零三年三月三十一日，本集團之賬面值為192,100,000港元（二零零二年：零）之投資物業已抵押予一間銀行以取得授予本集團之銀行信貸。

15. 於附屬公司之投資

	本公司	
	二零零三年	二零零二年
	千港元	千港元
非上市股份，按成本值	**83,384**	83,384

非上市股份之賬面值乃根據於本公司成為本集團控股公司當日，本集團應佔附屬公司可分割基本資產賬面淨值計算。

15. 於附屬公司之投資*(續)*

本公司各主要附屬公司於二零零三年三月三十一日之詳情如下：

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股本／註冊資本	本公司所持有之已發行股本／註冊資本面值之百分比	主要業務
東莞億都半導體有限公司*(附註)*	中國	1,496,000美元註冊資本	85% *(附註)*	製造液晶體顯示器
江門億都半導體有限公司*(附註)*	中國	9,307,000美元註冊資本	80% *(附註)*	製造液晶體顯示器
LCD Industries Limited	英屬維爾京群島／中國	1美元	100%	買賣液晶體顯示器
Yeebo (B.V.I.) Limited	英屬維爾京群島	8,100美元	100%	投資控股
億都液晶片有限公司	香港	10,000港元	100%	發展及買賣液晶體顯示器
億都科技有限公司	香港	10,000港元	100%	持有物業

*附註：*東莞億都半導體有限公司及江門億都半導體有限公司均為本集團分別與中國兩名不同訂約方成立之中外合資企業。根據該等分包協議，本集團須承擔該等公司之所有資產及負債，而各公司合營期內每年經營所得之業績淨額亦全歸本集團所有。因此，本集團實際上擁有該等附屬公司之100%應佔經濟權益。

上表僅包括董事認為對本集團本年度之業績造成重大影響，或構成本集團資產淨值重要部分之附屬公司。董事認為詳列所有附屬公司會使附屬公司詳情之篇幅過長。

除Yeebo (B.V.I.) Limited外，上述所有附屬公司均由本公司間接擁有。

於年結日或年內任何時間，附屬公司概無尚未償還之借貸資本。

16. 附屬公司之欠款

	本公司	
	二零零三年	二零零二年
	千港元	千港元
附屬公司之欠款	**611,928**	615,312
減:撥備	**(381,290)**	(346,290)
	230,638	269,022

欠款為無抵押、免息及無固定還款期。

董事認為,附屬公司結欠之款項將不會於結算日起計十二個月內償還,因此,該等欠款並無於資產負債表中呈列為流動資產。

17. 會所債券

	本集團	
	二零零三年	二零零二年
	千港元	千港元
成本	**2,659**	2,659
減:減值虧損	**(1,200)**	(700)
賬面值	**1,459**	1,959

年內,董事會審閱了本集團之會所債券,並基於現時經濟衰退,決定將會所債券予以減值。因此,參照現行市值於截至二零零三年三月三十一日止年度之財務報表已確認500,000港元之減值虧損。

18. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	千港元
原材料	**50,653**	50,777
在製品	**2,204**	1,621
製成品	**19,454**	21,121
	72,311	73,519

上述項目包括原材料約19,137,000港元（二零零二年：17,216,000港元），該筆款項按可變現淨值列賬。

年內，部份上年度滯銷貨物已獲使用及出售。此外，亦已撥回上年度就存貨約2,065,000港元（二零零二年：2,000港元）賬面值所作之撥備。

19. 貿易及其他應收款項

本集團給予其貿易客戶30至90天之信貸期。

於結算日之貿易應收款項之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
30天或以下	**35,894**	33,553
31至60天	**13,363**	15,563
61至90天	**7,415**	6,157
91至120天	**559**	880
120天以上	**4,378**	3,615
	61,609	59,768
其他應收款項	**9,607**	6,384
	71,216	66,152

20. 投資買賣證券

	本集團	
	二零零三年	二零零二年
	千港元	千港元
於香港上市之股本證券，按市值	**65,582**	—

於二零零三年七月十七日(財務報表獲批准日期)，買賣證券之市值約為77,851,000港元。

21. 貿易及其他應付款項

於結算日之貿易應付款項之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
30天或以下	**9,640**	6,094
31至60天	**7,851**	4,285
61至90天	**2,139**	2,687
91至120天	**1,085**	1,553
120天以上	**1,808**	1,874
	22,523	16,493
其他應付款項	**30,254**	27,286
	52,777	43,779

22. 銀行借款

	本集團	
	二零零三年 千港元	二零零二年 千港元
銀行貸款	**146,269**	–
信託收據貸款	**12,362**	4,250
銀行透支	**275**	–
	158,906	4,250
分析如下：		
有抵押	**124,269**	–
無抵押	**34,637**	4,250
	158,906	4,250
須於以下期間償還：		
一年內或按要求	**46,151**	4,250
一年以上兩年以下	**11,796**	–
兩年以上五年以下	**37,153**	–
五年以上	**63,806**	–
	158,906	4,250
減：一年內到期款項，載入於流動負債項下	**(46,151)**	(4,250)
一年後到期款項	**112,755**	–

23. 股本

	股份數目	金額
	千股	千港元
每股面值0.20港元之普通股		
法定股本：		
年初及年終	2,000,000	400,000
已發行及繳足股本：		
於二零零一年四月一日	1,018,379	203,676
發行普通股*（附註）*	25,185	5,037
於二零零二年三月三十一日及二零零三年三月三十一日	1,043,564	208,713

*附註：*於截至二零零二年三月三十一日止年度，由於本公司之購股權以每股0.20港元之行使價行使，本公司發行及配發合共25,184,880股每股面值0.20港元之普通股，總代價為5,037,000港元。已發行股份在各方面與本公司當時現有股份享有同等權益。

24. 潛在遞延税項

於結算日，潛在遞延税項資產（負債）之主要組成部分如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	**千港元**	千港元
時差之税項影響乃由於：				
抵銷未來溢利之税項虧損	**9,439**	8,741	**1,980**	1,562
免税額高於折舊開支	**(595)**	(370)	**–**	–
	8,844	8,371	**1,980**	1,562

24. 潛在遞延税項 *(續)*

由於在可見未來無法肯定收益能否變現，故遞延税項資產淨值並無於財務報表中確認。

本年度之未撥備遞延税項(抵免)支出如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	**千港元**	千港元
時差之税項影響乃由於：				
所(產生)動用之税項虧損	**(698)**	3,949	**(418)**	331
免税額高於折舊開支	**225**	33	**–**	–
其他時差	**–**	385	**–**	–
	(473)	4,367	**(418)**	331

由於出售投資物業毋須繳納税項，因此並無就重估該等資產而產生之重估盈餘提撥遞延税項。因此，就税務而言，重估並不構成時差。

25. 資本承擔

	本集團	
	二零零三年	二零零二年
	千港元	千港元
已訂約但並未在財務報表中撥備之有關購買廠房及機器之資本開支	**2,396**	632

本公司於兩個年度之結算日並無任何資本承擔。

26. 經營租賃安排

本集團作為承租人

年內，根據經營租賃租用物業之已支付最低租金達2,791,000港元（二零零二年：3,375,000港元）。

於結算日，根據不可撤銷之經營租賃，本集團於未來到期之最低租金款項承擔如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
於一年內	**2,028**	2,046
第二至第五年（包括首尾兩年）	**1,780**	2,793
	3,808	4,839

經營租賃租金指本集團就其若干工廠及寫字樓物業應付之租金。租約乃經磋商而租約的年期平均為四年。

於兩個年度之結算日，根據不可撤銷之經營租賃，本公司概無任何承擔。

本集團作為出租人

年內，由出租投資物業所賺取之物業租金收益為4,931,000港元（二零零二年：49,000港元）。所持物業擁有三年固定租客。

於結算日，本集團就以下日後最低租金付款已與租客訂約：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
於一年內	**14,446**	46
第二至第五年（包括首尾兩年）	**24,000**	—
	38,446	46

27. 或然負債

於二零零三年三月三十一日，本公司向銀行發出211,263,000港元(包括152,800,000港元及相當於58,463,000港元之7,500,000美元)(二零零二年：5,500,000美元，相當於42,867,000港元)之公司擔保，以取得授予其附屬公司之一般銀行信貸。該等附屬公司於二零零三年三月三十一日已耗用之信貸總額約達159,618,000港元(二零零二年：5,961,000港元)。

本集團於二零零三年三月三十一日並無或然負債。

28. 購股權計劃

本公司之購股權計劃(「計劃」)乃根據一九九三年八月九日通過之決議案採納，目的旨在為董事及合資格僱員提供激勵，並將於二零零三年八月八日屆滿。根據計劃，本公司董事會可向合資格僱員(包括本公司或其任何附屬公司之執行董事)授予購股權以認購本公司股份。

在未得本公司股東批准前，根據計劃購股權可授出之股份總數不得超過本公司任何時候已發行股份之10%。

授予任何個人之購股權所涉股份之最高數目不得超過於年內任何時間根據本計劃條款可供認購股份之25%。

授出之購股權必須於授出日期起28日內接納，每股購股權之代價為1港元。購股權可由授出日期起計三年內隨時行使。行使價由本公司董事釐定，價格相等於股份面值及緊接授出購股權日期前五個交易日股份在香港聯合交易所有限公司之平均收市價之80%(以較高者為準)。

於截至二零零三年三月三十一日止年度，概無授出或行使任何購股權。於二零零三年三月三十一日，概無尚未行使之購股權。

28. 購股權計劃(續)

下表披露於截至二零零二年三月三十一日止年度內本公司尚未行使購股權之詳情：

	授出日期	行使價 港元	行使期	購股權數目 於二零零一年 四月一日	於年內行使	於二零零二年 三月三十一日
董事						
方鏗先生	一九九九年十月四日	0.20	一九九九年十月四日至二零零二年十月四日	6,000,000	(6,000,000)	–
李國偉先生	一九九九年十月四日	0.20	一九九九年十月四日至二零零二年十月四日	6,000,000	(6,000,000)	–
				12,000,000	(12,000,000)	–
僱員	一九九九年十月四日	0.20	一九九九年十月四日至二零零二年十月四日	13,184,880	(13,184,880)	–
合共				25,184,880	(25,184,880)	–

緊接購股權獲行使前本公司股份之加權平均收市價為每股0.20港元。

29. 退休福利計劃

本集團為所有在香港之合資格僱員設立定額退休福利供款計劃(「定額供款計劃」)。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。若有僱員在可全數領取供款前退出定額供款計劃，被沒收之供款可用作減少本集團日後應付之供款。

由二零零零年十二月一日起，本集團在香港之所有僱員已加入強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據強制性公積金條例在強制性公積金計劃管理局註冊。強積金計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。按照強積金計劃之規則，僱主及其僱員各自須按規則所設定之比率作出計劃供款。本集團在強積金計劃方面僅須負責該計劃下其所須作出之供款責任。

29. 退休福利計劃（續）

定額供款計劃及強積金計劃之退休福利計劃供款將於收益表內扣除，本集團對該基金之供款乃按該計劃規例指定之比率計算。

本集團於中國附屬公司之僱員參加中國政府設立之國家管理退休福利計劃。該等附屬公司須按工資總額之指定百分比向退休福利計劃作出供款，為該等福利提供資金。本集團就退休福利計劃之唯一承擔為作出指定之供款。

經扣除定額供款計劃之被沒收供款約47,000港元（二零零二年：216,000港元）後，於收益表內扣除的成本總額為3,032,000港元（二零零二年： 2,058,000港元）即本集團就本會計期間向該等計劃應付之供款。

30. 關連人士之交易

於截至二零零二年三月三十一日止年度，本集團向本公司當時之主要股東劍度股份有限公司（「劍度」）購買價值達787,000港元之原料。該項交易乃按市場價格進行。應付劍度之金額394,000港元已於二零零二年三月三十一日計入貿易應付款項內。該筆款項為無抵押、免息及來自買賣活動。

劍度已於截至二零零三年三月三十一日止年度出售其於本公司之全部權益。

本集團於截至二零零三年三月三十一日止年度概無任何重大關連人士之交易。

財務概要

業績

	截至三月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
營業額	265,327	321,226	272,401	267,055	**273,181**
除稅前(虧損)溢利	(23,665)	4,635	5,812	6,489	**(21,871)**
稅項	(9)	(139)	(8)	(7)	**(605)**
未計少數股東權益前之(虧損)溢利	(23,674)	4,496	5,804	6,482	**(22,476)**
少數股東權益	1	–	–	–	**–**
本年度(虧損)溢利	(23,673)	4,496	5,804	6,482	**(22,476)**

資產及負債

	於三月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	**二零零三年**
	千港元	千港元	千港元	千港元	**千港元**
物業、廠房及設備	76,216	54,065	87,038	93,310	**128,389**
投資物業	–	–	–	1,250	**193,000**
會所債券	1,959	1,959	1,959	1,959	**1,459**
購入廠房及設備之按金	–	–	–	–	**3,328**
流動資產淨值	120,421	144,046	262,250	266,247	**126,869**
	198,596	200,070	351,247	362,766	**453,045**
股東資金	193,596	200,070	351,247	362,766	**340,290**
非流動負債	5,000	–	–	–	**112,755**
	198,596	200,070	351,247	362,766	**453,045**

本集團於二零零三年三月三十一日所持有之投資物業詳情載列如下：

名稱／地址	類型	租期
1. 香港畢打街20號會德豐大廈地下A室（連外牆）及地庫A室	商業	長期租約
2. 香港北角和富路21-53號和富中心地庫上層第41及42號車位	住宅	長期租約

股東週年大會通告

茲通告本公司謹訂於二零零三年九月十八日上午十時正假座香港九龍彌敦道67號香港凱悦酒店3樓凱悦廳5及6舉行股東週年大會，議程如下：

普通事項

1. 省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告書與核數師報告。

2. 重選董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

特別事項

4. 考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 全面及無條件批准及授權本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力及授權，在香港聯合交易所有限公司(「聯交所」)或任何本公司證券可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之其他證券交易所購回本身之證券，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則(經不時修訂)或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司證券之總面值就股份而言不得超過本決議案通過當日本公司已發行股本總面值之10%；就認股權證而言則不得超過本決議案通過當日本公司尚未發行認股權證之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日(附註4)。」

5. 考慮及酌情通過下列決議案為普通決議案：

「**動議**

(a) 無條件授予本公司董事一般授權，於有關期間(定義見下文)行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任(如適用)後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之公司細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%。

(c) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日*（附註5）*。」

6. 考慮及酌情通過下列決議案為普通決議案：

「**動議**待第4及第5項決議案通過後，擴大根據第5項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第4項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

7. 「**動議**本公司之董事數目以20人為上限，並授權本公司董事可填補董事會任何空缺及額外委任董事，惟董事數目不得超過20人。」

承董事會命
公司秘書
林錦祥

香港，二零零三年七月十七日

附註：

(1) 凡有權出席大會並於會上投票之股東均可委任一位或以上之受委代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

(2) 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會並於會上投票。

(3) 為確定有權出席大會並於會上投票之股東資格，本公司將於二零零三年九月十五日至二零零三年九月十八日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

(4) 有關第4項決議案之說明函件將寄發予股東及其他應得之人士。

(5) 就上文第5項而言，董事謹此表明彼等現時並無計劃，根據本授權所賦予之權利額外發行任何新股。根據香港聯合交易所有限公司之上市規則，除非該項一般授權於每屆股東週年大會上更新，否則會告失效。